UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,591,733
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,591,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,591,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP - Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 561,269
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 561,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

___________
* This Series Two is part of a series of Vertex Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,349,928
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,349,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,153,002
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,153,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,349,928
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,349,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,502,930
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,502,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,502,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,502,930
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,502,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,502,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Vertex Opportunities Fund, LP, a Delaware series limited partnership (“Vertex Opportunities”) with respect to the Shares directly and beneficially owned by it;1

(ii)	Vertex Opportunities Fund, LP – Series Two, a series of Vertex Opportunities (“Series Two”) with respect to the Shares directly and beneficially owned by it;

(iii)	Vertex Special Opportunities II, LP, a Delaware limited partnership (“VSO II”), with respect to the Shares directly and beneficially owned by it;

(iv)	Vertex GP, LLC, a Delaware limited liability company (“Vertex GP”), as the general partner of Vertex Opportunities and Series Two;

(v)	Vertex Special Opportunities GP II, LLC, a Delaware limited liability company (“VSO GP II”), as the general partner of VSO II;

(vi)	Vertex Capital Advisors, LLC, a Delaware limited liability company (“Vertex Capital”), as the investment manager of each of Vertex Opportunities, Series Two, and VSO II; and

(vii)	Eric Singer, as managing member of each of Vertex GP, VSO GP II, and Vertex Capital.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Vertex Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,591,733 Shares beneficially owned by Vertex Opportunities is approximately $7,219,780, excluding brokerage commissions.

1 On June 17, 2015, Vertex Opportunities Fund, LP became a series limited partnership and such shares reported by it in this Amendment No. 2 (and subsequent amendments) are deemed to be held in Vertex Opportunities Fund, LP – Series One.

CUSIP NO. 98872B104

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 561,269 Shares beneficially owned by Series Two is approximately $1,490,047, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,349,928 Shares beneficially owned by VSO II is approximately $3,585,433, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,429,402 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2015.

A.	Vertex Opportunities

(a)	As of the close of business on November 19, 2015, Vertex Opportunities beneficially owned 2,591,733 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,591,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,591,733

(c)	The transactions in the Shares by Vertex Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Series Two

(a)	As of the close of business on November 19, 2015, Series Two beneficially owned 561,269 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 561,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 561,269

(c)	The transactions in the Shares by Series Two since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

C.	VSO II

(a)	As of the close of business on November 19, 2015, VSO II beneficially owned 1,349,928 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,349,928
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,349,928

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Vertex GP

(a)
Vertex GP, as the general partner of Vertex Opportunities and Series Two, may be deemed the beneficial owner of the (i) 2,591,733 shares owned by Vertex Opportunities and (ii) 561,269 shares owned by Series Two.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,153,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,153,002

(c)
Vertex GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities and Series Two since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,349,928 shares owned by VSO II.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,349,928
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,349,928

(c)
VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

F.	Vertex Capital

(a)
Vertex Capital, as the investment manager of Vertex Opportunities, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Vertex Opportunities, (ii) 561,269 Shares owned by Series Two and (iii) 1,349,928 owned by VSO II.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,502,930
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,502,930

(c)
Vertex Capital has not entered into any transactions in the Shares since the filing of the Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities, Series Two and VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP and Vertex Capital, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Vertex Opportunities, (ii) 561,269 Shares owned by Series Two and (iii) 1,349,928 owned by VSO II.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,502,930
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,502,930

(c)
Mr. Singer has not entered into any transactions in the Shares since the filing of the Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities, Series Two and VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Joint Filing Agreement by and among Vertex Opportunities Fund, LP, Vertex Opportunities Fund, LP – Series Two, Vertex GP, LLC, Vertex Special Opportunities Fund II, LP, Vertex Special Opportunities GP II, LLC, Vertex Capital Advisors, LLC and Eric Singer, dated November 19, 2015.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Opportunities Fund, LP – Series Two

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund II, LP

By:	Vertex Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

CUSIP NO. 98872B104

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Purchase of Common Stock	70,000	2.9033	11/05/2015
Purchase of Common Stock	5,439	2.9008	11/06/2015
Purchase of Common Stock	25,000	2.9934	11/10/2015
Purchase of Common Stock	20,000	2.8695	11/11/2015
Purchase of Common Stock	20,000	2.7899	11/13/2015
Purchase of Common Stock	20,000	2.7000	11/16/2015

VERTEX OPPORTUNITIES FUND, LP – SERIES TWO

Purchase of Common Stock	338,507	2.6499	11/17/2015
Purchase of Common Stock	222,762	2.6622	11/17/2015

VERTEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	789,849	2.6499	11/17/2015
Purchase of Common Stock	519,778	2.6622	11/17/2015
Purchase of Common Stock	40,301	2.6962	11/19/2015